[TURBOSONIC TECHNOLOGIES, INC. LETTERHEAD]

December 6, 2012

Jay Ingram
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: TurboSonic Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 7, 2012
File No. 000-21832

Dear Mr. Ingram:

By letter dated December 3, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Preliminary Proxy Statement on Schedule 14A submitted by TurboSonic Technologies, Inc. (the “Company”) referenced above.

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

General

1.	Upon consummation of the contemplated merger, we note that your common stock will be deregistered under the Securities Exchange Act of 1934, as amended. Further, we note that certain members of the company's management will have interests in the surviving corporation. In this regard, we note your disclosure on page 23 that your executive officers will be the initial officers of the surviving corporation. Considering these aspects of the merger, please provide us with a detailed analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, which are available on our website.

Response

We respectfully advise the Staff that, after careful consideration of Rule 13e-3, including the Staff’s guidance in Compliance and Disclosure Interpretations 201.01 and 201.05, the Company determined (as further described below) that the proposed merger (the “Merger”) among the Company, MEGTEC Systems, Inc. (“Acquiror”) and MTS WSP, Inc. (“Merger Sub”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 and that the Company’s executive officers are not affiliates

Jay Ingram

December 6, 2012

of Acquiror. Accordingly, the Company believes that Rule 13e-3 is inapplicable to the Merger and that the Company’s executive officers are not Schedule 13E-3 filing persons in connection with the Merger.

I. Applicable Rule; Overview

Rule 13e-3 defines a “Rule 13e-3 transaction,” among other things, as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, we believe the facts and circumstances related to the Merger lead to the conclusion that the Company’s executive officers are not affiliates of Acquiror and, accordingly, that the Merger would not constitute a Rule 13e-3 transaction.

With respect to each of the Company’s executive officers, the key question is whether members of management who are affiliates of the issuer can be considered to be affiliates of the acquiror and hence on both sides of the transaction, making the acquiror also an affiliate of the issuer. The Company’s interpretation of Section 201.01 and Section 201.05, collectively, of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (the “13e-3 C&DIs”), indicates that the Commission will generally look to the following factors in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction”: (i) the equity participation of the Company’s management in the acquiror, (ii) the representation of management on the board of directors of the acquiror, (iii) alterations in management’s employment arrangements favorable to management and (iv) increases in the compensation to be received by management. For the reasons outlined below, we do not believe that the Company’s executive officers are affiliates of Acquiror and, therefore, we do not believe that such executive officers are engaged in a “Rule 13e-3 transaction.”

II. Analysis

A. No equity ownership by the Company’s executive officers in Acquiror or the surviving corporation

The level of equity participation of the Company’s management in the acquiror or surviving corporation is a significant consideration in assessing whether such management could be deemed to control the surviving corporation. In particular, Section 201.06 of the 13e-3 C&DIs indicates that if the target company’s management anticipates receiving a 20% stake in the surviving corporation’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, regardless of whether such agreement was finalized at the time of the signing of the acquisition agreement, the financial buyer could be deemed to be, directly or indirectly, in control of the issuer in advance of the closing of the acquisition. As noted below, there is no agreement or understanding among any of the Company or its executive officers, Acquiror or Merger Sub (and, in fact, there have been no discussions between or among the parties) with respect to any equity participation by the Company’s executive officers in Acquiror or the surviving corporation, and the Company does not expect for there to be any equity participation by its executive officers in the Acquiror or the surviving corporation.

Under the terms of the Agreement and Plan of Merger, dated October 10, 2012, among the Company, Acquiror and Merger Sub (the “Merger Agreement”), all Company equity awards will be cashed

Jay Ingram

December 6, 2012

out and cancelled. As none of the outstanding options has an exercise price below the merger consideration of $0.21 per share, the Company does not expect any of such options to be exercised. In addition, the Company’s equity incentive plans will be terminated immediately following closing of the Merger. As of the date of the filing of the Proxy Statement and as of the date of this response letter, (a) no discussions have taken place between the Company’s executive officers and Acquiror or its representatives or affiliates with respect to any potential equity participation plan or program and (b) no agreement, arrangement or understanding exists between Acquiror or its affiliates and the Company’s executive officers regarding any such executive officer having a right to invest or participate in the equity of the surviving corporation or Acquiror. Furthermore, Acquiror does not maintain any equity-based incentive plan in which the Company’s executive officers would participate, and the Company’s executive officers currently do not expect to have any equity participation in the Acquiror or the surviving corporation. Thus, in summary, none of the Company’s executive officers (if any such persons remain employed by the surviving corporation) will own any equity in the surviving corporation, Acquiror, or their affiliates following the consummation of the Merger. Therefore, the Company believes that such lack of equity ownership supports a conclusion that the Merger is not a “Rule 13e-3 transaction.”

B. None of the Company’s executive officers has any agreement or arrangement to hold a seat on the surviving corporation’s board of directors

Following the consummation of the Merger, the surviving corporation will be a wholly-owned subsidiary of Acquiror and will be controlled by Acquiror. While each of the Company’s executive officers who remains employed by the surviving corporation in a management capacity may be involved in corporate affairs or manage designated corporate areas or operations of the surviving corporation after the Merger, each such executive officer will be subject to the direction of the surviving corporation’s board of directors and will serve at the pleasure of such board of directors. Each such executive officer has a specifically defined and limited area of responsibility with respect to the Company and will have a similarly defined and limited area of responsibility with respect to the surviving corporation. Additionally, the Merger Agreement provides that the Company’s existing board of directors will resign immediately following the closing, and none of the Company’s executive officers or any of the members of the Company’s existing board of directors will be on the board of directors of either the surviving corporation or Acquiror.

C. None of the Company’s executive officers has an employment agreement or arrangement with Acquiror

It is presently contemplated that, following the closing of the Merger, the Company’s executive officers will remain in substantially the same positions with the surviving corporation as they currently hold with the Company in order to effect an orderly transition of the business to Acquiror. It is possible that one or more of such executive officers may enter into arrangements with Acquiror or its affiliates regarding continued employment (and severance arrangements) following such transition period, although no discussions or negotiations regarding the duration or terms of any ongoing employment agreements or arrangements have taken place between the Company’s executive officers and representatives of Acquiror and no agreements, arrangements or understandings have thus been reached. Although the proxy statement states that the Company’s executive officers will be the initial officers of the surviving corporation, Acquiror has no obligation to retain such executive officers in those capacities or to employ the executive officers in any capacity and may terminate the executive officers’ relationships with the surviving corporation at any time. As a result, the Company believes that the non-existence of any employment agreements for the executive officers supports a conclusion that the Merger is not a “Rule 13e-3 transaction.”

Jay Ingram

December 6, 2012

D. No increases in consideration for executive officers

Other than the right to receive the per-share merger consideration as set forth in the Merger Agreement, there are no current plans or arrangements under which the Company’s executive officers will receive additional consideration or remuneration from Acquiror in connection with the Merger or otherwise. As a result, the Company does not believe that the contemplated consideration to be received by the Company’s executive officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

E. The purposes underlying Rule 13e-3 are not implicated by the proposed Merger

As a general matter, the Company respectfully submits that the Merger is not the type of transaction that Rule 13e-3 is designed to regulate.

It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction. In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that Interpretative Release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. Indeed, the need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

As described under “The Merger–Background of the Merger” section in the proxy statement, the Merger Agreement was approved by the Company’s board of directors, a majority of whom are independent directors and none of whom has a connection to, or affiliation with, the Acquiror or any of its affiliates. The Company’s board of directors and special committee of the board of directors (advised by financial and legal advisors) carefully considered and oversaw management’s negotiations with MEGTEC in respect of the proposed Merger.

Further, it should be noted that the adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the Company’s outstanding shares of common stock entitled to vote at the special meeting. As the Staff indicated in the Interpretive Release, the existence of a stockholder vote in and of itself is not dispositive, because the “requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” Although Acquiror has entered into a voting agreement with the Company’s founder and each of the Company’s executive officers and directors who hold and are entitled to vote an aggregate of approximately 20.6% of the outstanding shares of the Company’s common stock, the shares covered by such voting agreement do not represent a sufficient number of votes to ensure the outcome of the requisite stockholder vote to adopt the Merger Agreement, and as a result, the majority vote requirement in this transaction is not a mere formality.

Jay Ingram

December 6, 2012

In substance, the proposed Merger is an arm’s-length transaction between unaffiliated parties that was unanimously approved by the Company’s independent board of directors. For the reasons discussed in this letter, the Company respectfully submits that the proposed Merger is not a “Rule 13e-3 transaction.”

2.	Please revise your preliminary proxy statement to include the proposal and the information required by Exchange Act Rule 14a-21(c) and Item 24 of Schedule 14A. In this regard, we note your disclosure on page 24 that it is your practice to provide severance and that all outstanding options immediately became vested and exercisable on the date of the merger agreement. We further note that Section 3.14(j) of the merger agreement refers to amounts payable to your executives as a result of the merger.

Response

There is no compensation to any named executive officer of the Company that would be required to be disclosed pursuant to Rule 14a-21(c) and Item 24 of Schedule 14A. Section 3.14(j) of the Merger Agreement refers to (and required disclosure by the Company to Acquiror in a schedule to the Merger Agreement of) amounts payable to the Company’s executives “as a result of the Merger and the other transactions contemplated [by the Merger Agreement] and/or any subsequent employment termination.” The only payments or obligations disclosed by the Company on Schedule 3.14(j) to the Merger Agreement, a copy of which schedule is annexed hereto, are severance payments that may be required by law or in accordance with existing policies or practices of the Company without regard to any merger. The statutory severance provisions in Canada are described more fully below. In addition, Schedule 3.14(j) described a one-time bonus of $50,000 payable to Carl Young, the Company’s Interim Chief Financial Officer, that was approved by the Company’s Board of Directors in September 2010 in recognition of Mr. Young’s extraordinary efforts and performance prior to that date, but which had not been paid as of October 10, 2012. Such bonus has since been paid.

Ontario Provincial Legislation (Employment Standards Act S.O. 2000 c. 41) provides for minimum severance pay to covered employees whose employment is terminated without cause. Such statutory minimum severance obligation generally requires one week’s notice of termination, or payment in lieu of notice, for each year of service up to a maximum of eight weeks of severance. It is common practice in Ontario, Canada for employers to adopt severance policies or practices intended to encompass and supplement the minimum statutory severance obligation. The Company’s current practice is to compensate officers in Canada whose employment is terminated by the Company without cause on the basis of one (1) month’s notice, or payment in lieu of notice, for each year of employment with the Company up to a maximum of 24 months of severance. Such severance practice was required to be disclosed to Acquiror under the terms of the Merger Agreement. However, Acquiror has no obligation to maintain such practice after the closing of the Merger. Except for (i) compensation for services as employees of the surviving corporation in the ordinary course and (ii) severance obligations, if any, that may arise under applicable law or Acquiror’s policies or practices after the Merger, there are no payments required or expected to be made to the Company’s executives as a result of the Merger.

As noted above, none of the Company’s outstanding options has an exercise price below the merger consideration of $0.21 per share. Therefore, the Company does not expect any of such options to be exercised or any payment to be made in respect of such options as a result of the Merger. In addition, the Company’s equity incentive plans will be terminated immediately following closing of the Merger.

Jay Ingram

December 6, 2012

Opinion of Houlihan Capital, LLC, Financial Advisor to Turbosonic . . ., page 15

3.	Please revise your preliminary proxy statement to disclose the company's internal financial projections and forecasts that Houlihan Capital, LLC reviewed in connection with rendering its October 10, 2012 opinion.

Response

Reference is made to page 23 of the proxy statement which has been revised to set forth a summary of the Company’s internal financial projections that Houlihan reviewed in connection with rendering its October 10, 2012 opinion.

The Company will submit additional information in response to this comment in a separate letter to the Commission in accordance with Rule 83 and Regulation S-T.

Effects of the Merger, page 23

4.	On page 23, you state that your executive officers will be the initial officers of the surviving corporation. However, you state on pages ii, 23, and 24 that there is no agreement between or among your executive officers and MEGTEC regarding employment following the merger. Please clarify the nature of your executive officers' employment with the surviving corporation.

Response

We have clarified that, following the completion of the Merger, the executive officers of the Company will continue in the same positions at the surviving corporation as they currently hold with the Company and at the same level of compensation for a period of time to be determined on a case-by-case basis to ensure an orderly transition of the business to Acquiror. However, there is no agreement of any kind regarding continuing employment for any specified duration. The Company’s executive officers are and will continue to be "at will" employees, with no severance rights except as provided to the Company’s employees generally or as may be required by law.

Additional Information, page 60

5.	In the last paragraph on page 60, you state, "The SEC allows Turbosonic to ‘incorporate by reference' information into this proxy statement." Please remove this statement as you do not appear eligible to incorporate information by reference into the proxy statement. In this regard, you do not appear to meet the requirements of Form S-3, as contemplated by Schedule 14A. Therefore, all required information must be included in the proxy statement.

Response

All required information is included in the proxy statement. The references to “incorporation by reference” have been deleted from the proxy statement. See pages i, xi, 52, 58, 61 and 62 in the proxy statement. Note that the proxy statement now indicates that more detailed information is contained in the

Jay Ingram

December 6, 2012

Company’s most recent Form 10-K and/or Form 10-Q. See pages 52, 58, 61 and 62 in the proxy statement.

Annex C, page C-1

6.	We note the last clause in the second paragraph of the financial advisor's opinion. Please have the financial advisor remove this statement as it is inappropriate for the financial advisor to disclaim responsibility for statements made in the document relating to the fairness opinion.

Response

The last clause of the second paragraph of the financial advisor’s opinion has been deleted. See Annex C. Similar language was deleted from page 16 of the proxy statement.

7.	We note the financial advisor's statement that the opinion is furnished solely for the benefit of the special committee and may not be relied upon by any other person without the financial advisor's express, prior written consent. Please have the financial advisor remove this statement as such limitation on reliance by shareholders in the fairness opinion is inconsistent with the disclosures relating to the opinion.

Response

The financial advisor’s statement that “[t]he opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent” has been deleted. See Annex C. Similar language was deleted from page 15 of the proxy statement.

Proxy Card

8.	When filing a revised preliminary proxy statement, please mark the proxy card as "preliminary." You may then remove such designation when you file the proxy statement in definitive form.

Response

We have identified the proxy card filed with the preliminary proxy statement as a “preliminary proxy card”.

*****

The Company would like to have all comments resolved as soon as possible in order that the Special Meeting of Stockholders to which the proxy statement relates can be held on or before December 31, 2012 or as soon as practicable thereafter. Accordingly, your prompt review of the responses herein would be greatly appreciated.

Jay Ingram

December 6, 2012

If you have any questions regarding these responses, please contact our counsel Denise Tormey, Esq. of SNR Denton US LLP at (212) 398-4874 (denise.tormey@snrdenton.com) or Joseph Schmitt, Esq. of SNR Denton US LLP at (212) 768-6983 (joseph.schmitt@snrdenton.com).

Sincerely,

/s/ Edward Spink

Edward Spink

cc: Jessica Dickerson, Staff Attorney

Denise Tormey, Esq., SNR Denton US LLP

Joseph Schmitt, Esq., SNR Denton US LLP